Filed Pursuant to Rule 424(b)(7)

Registration No. 333-138953

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Common Stock, without par value (1)(2)	$603,297,912	$64,553(3)

(1)	Includes shares of common stock which the underwriters may purchase solely to cover over-allotments, if any. All or part of these shares of common stock may be represented by American Depositary Shares, or ADSs, each of which represents 1,039 shares of common stock.

(2)	A separate registration statement on Form F-6 (Registration No. 333-97303) has been filed with respect to the ADSs.

(3)	The filing fee of $64,553 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 27, 2006

11,849,273,422 Shares

Common Stock

in the form of American

Depositary Shares

The shares of common stock are being sold by our selling shareholder, Grupo Empresarial Santander, S.L., in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts, each ADS representing 1,039 shares of common stock. We will not receive any proceeds from the shares of common stock sold.

The ADSs are listed on the New York Stock Exchange under the symbol “SAN.” On December 5, 2006, the last reported sale price of the ADSs on the New York Stock Exchange was US$47.71 per ADS.

The underwriter has an option from the selling shareholder to purchase a maximum of 1,777,390,286 additional shares of common stock in the form of ADSs to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page S-18 of this prospectus supplement as well as in the documents incorporated by reference into the accompanying prospectus.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to the Selling Shareholder (before expenses)
Per ADS	US$	46.00	US$	1.38	US$	44.62
Total	US$	524,606,908.00	US$	15,738,207.24	US$	508,868,700.76

Delivery of the ADSs will be made on or about December 11, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is December 5, 2006.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information provided in this prospectus supplement and in the accompanying prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. This prospectus supplement is an offer to sell only the ADSs of Santander-Chile offered hereby, but only under certain circumstances and not in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, or the accompanying prospectus, is accurate at any date other than the date indicated on the cover pages of these documents.

i

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

The underwriter represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

CERTAIN TERMS AND CONVENTIONS

As used in this prospectus supplement, “Santander-Chile,” “the Bank,” “we,” “our” and “us” mean Banco Santander-Chile, the bank resulting from the merger of Santiago and Old Santander-Chile, and its consolidated subsidiaries.

In this prospectus supplement, references to the “selling shareholder” is to Grupo Empresarial Santander, S.L.

When we refer to “Santiago” in this prospectus supplement, we refer to Banco Santiago and its consolidated subsidiaries prior to its merger with Old Santander-Chile. When we refer to “Old Santander-Chile” in this prospectus supplement, we refer to the former Banco Santander-Chile, which ceased to exist upon its merger into Santiago, effected on August 1, 2002, and its consolidated subsidiaries.

As used in this prospectus supplement, the term “billion” means one thousand million (1,000,000,000).

In this prospectus supplement, references to “$,” “US$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index, which we refer to as the “CPI,” of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 5: Operating and Financial Review and Prospects” of our 2005 Annual Report (as defined below) and “Item 3: Operating and Financial Review and Prospects” of our 2006 Interim Report (as defined below) and Note 1(c) to the Unaudited Consolidated Financial Statements (as defined below).

In this prospectus supplement, references to the “Audited Consolidated Financial Statements” are to our audited consolidated financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (together with the notes thereto) contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which we refer to as our 2005 Annual Report. References to the “Unaudited Consolidated Financial Statements” are to our unaudited consolidated financial statements at and for the six-month period ended June 30, 2005 and 2006 (together with the notes thereto) contained in our current report on the Form 6-K filed with the Securities and Exchange Commission on November 27, 2006, which we refer to as our 2006 Interim Report. The Audited Consolidated Financial Statements and the Unaudited Consolidated Financial Statements are collectively referred to as our “Consolidated Financial Statements.”

PRESENTATION OF FINANCIAL INFORMATION

Currency and Accounting Principles

Santander-Chile is a Chilean bank that maintains its financial books and records in Chilean pesos and prepares its Consolidated Financial Statements in conformity with generally accepted accounting principles in Chile and the rules of the Superintendencia de Bancos e Instituciones Financieras (the Superintendency of Banks and Financial Institutions, which is referred to herein as the “Superintendency of Banks”), which together differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. References to “Chilean GAAP” in this prospectus supplement are to accounting principles generally accepted in Chile, as supplemented by the applicable rules of the Superintendency of Banks. For a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Santander-Chile, and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated, see Note 27 to the Audited Consolidated Financial Statements and Note 26 to the Unaudited Consolidated Financial Statements incorporated by reference in the accompanying prospectus.

Pursuant to Chilean GAAP, unless otherwise noted, in this prospectus supplement, amounts expressed at all dates other than the year end and other than September 30, 2006 and 2005 and for all periods other than full years expressed in Chilean pesos are expressed in constant Chilean pesos as of June 30, 2006. Amounts at any year end and for any full year period expressed in Chilean pesos are expressed in constant Chilean pesos as of December 31, 2005. The monetary correction factor for amounts as of June 30, 2006 compared to December 31, 2005 was 1.1%. See Note 1(c) to the Audited Consolidated Financial Statements and Note 1(c) to the Unaudited Consolidated Financial Statements. Amounts in this prospectus supplement at and for the three months ended September 30, 2006 and 2005 are stated in nominal pesos, as of each respective period end. The monetary correction factor for amounts as of September 30, 2006 compared to June 30, 2006 was 1.4% and for amounts as of September 30, 2006 compared to September 30, 2005 was 3.8%.

Loans

Unless otherwise specified, all references herein (except in the Consolidated Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non-performing loans include loans for which either principal or interest is overdue, and which do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due after initiation of such proceedings. This practice differs from what is normally followed in the United States, where the amount classified as past due would include the entire amount of principal and interest on any and all loans which have any portion overdue. See “Item 5D: Asset and Liability Management—Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our 2005 Annual Report and “Item 3E: Asset and Liability Management—Selected Statistical Information—Loan Portfolio—Classification of Loan Portfolio—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our Interim Report 2006.

According to the regulations established by the Superintendency of Banks, we are required to write-off commercial loans no later than 24 months after these loans are classified as past due, if unsecured, and if secured, no later than 36 months after being classified as past due. When an installment of a past due corporate loan (whether secured or unsecured) is written-off, we must write-off all installments which are overdue, notwithstanding our right to write-off the entire amount of the loan. Once any amount of a loan is written off, each subsequent installment must be written-off as it becomes overdue, notwithstanding our right to write-off the entire amount of the loan. In the case of past-due consumer loans a similar practice applies, except that after the first installment becomes past due for three months, we must write off the entire remaining part of the loan. We may write-off any loan (whether commercial or consumer) before the first installment becomes overdue, but only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances, we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written-off against the loan-loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written-off against income.

Shareholder’s Equity

Unless otherwise specified, all references to “shareholders’ equity” (except in the U.S. GAAP note to the Audited Consolidated Financial Statements) at December 31 of any year are to shareholders’ equity in the Audited Consolidated Financial Statements excluding dividends, if any, paid in respect of such year then ended, such dividends having been paid in the following year. See “Item 8A: Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” in our 2005 Annual Report.

Effect of Rounding

Certain figures included in this prospectus supplement have been rounded for ease of presentation. Percentage figures included in this prospectus supplement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this prospectus supplement may vary from those obtained by performing the same calculations using the figures in the Consolidated Financial Statements. Certain other amounts that appear in this prospectus supplement may not sum due to rounding.

Economic and Market Data

In this prospectus supplement, unless otherwise indicated, all macro-economic data related to the Chilean economy is based on information published by the Banco Central de Chile (the Chilean Central Bank, which we refer to as the “Central Bank”), and all market share and other data related to the Chilean financial system are based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

Exchange Rates

This prospectus supplement contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rates indicated in preparing the Consolidated Financial Statements, could be converted into U.S. dollars at the rates indicated or were converted at all.

Unless otherwise indicated, all the U.S. dollar amounts at and for the year ended December 31, 2005 and all the amounts at any dates or for any periods prior to January 1, 2005 have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on December 30, 2005 (the latest practicable date, as December 31, 2005 was a banking holiday in Chile), which was Ch$514.21 per US$1.00; all the U.S. dollar amounts at and for the six-month period ended June 30, 2005 and 2006 have been translated from Chilean pesos based on the observed exchange rate reported by the Central Bank on June 30, 2006, which was Ch$547.31 per US$1.00. The observed exchange rates reported by the Central Bank on December 30, 2005 and June 30, 2006 are based upon the actual exchange rates as of December 29, 2005 and June 29, 2006, respectively, and are the exchange rates specified by the Superintendency of Banks for use by Chilean banks in the preparation of their financial statements for the periods ended December 31, 2005 and June 30, 2006, respectively. The observed exchange rate on December 5, 2006 was Ch$525.80 per US$1.00, reflecting an accumulated appreciation of 3.9% from June 30, 2006. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate see “Item 3A: Selected Financial Data—Exchange Rates” in our 2005 Annual Report and “Item 1A: Selected Financial Data—Exchange Rates” in our 2006 Interim Report.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and may not contain all the information that may be important to you. To understand the terms of the securities being offered by this prospectus supplement, you should read the entire prospectus supplement, the accompanying prospectus and the documents identified in the prospectus under the caption “Available Information.”

Banco Santander-Chile

We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At June 30, 2006, we had total assets of Ch$15,206,926 million (US$27,785 million), outstanding loans, net of allowances, of Ch$11,005,488 million (US$20,108 million), deposits of Ch$6,645,164 million (US$12,142 million) and shareholders’ equity of Ch$1,084,985 million (US$1,982 million). At June 30, 2006, we employed 7,782 people and had the largest private branch network in Chile with 367 branches. Our headquarters are located in Santiago, and we operate in every region of Chile.

We provide a broad range of commercial and retail banking services to our customers. Among the products we offer are Chilean peso and foreign currency-denominated loans to finance a variety of commercial transactions, trade financing, foreign currency forward contracts, credit lines, financial advisory services and a variety of retail banking services, including consumer and mortgage financing. In addition to our traditional banking operations, we offer a variety of financial services, including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

We were formed on August 1, 2002 by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano, S.A. Banco Santander Central Hispano, S.A. is one of the largest financial groups in Latin America in terms of total assets measured on a region-wide basis, and one of the ten largest banks in the world in terms of market capitalization. At June 30, 2006, Banco Santander Central Hispano, S.A. owned, directly and indirectly, 83.96% of our outstanding shares.

American Depositary Shares, each representing 1,039 of our common shares, have been listed on the New York Stock Exchange since January 1997 under the symbol “SAN.”

Our principal executive offices are located at Bandera 140, Santiago, Chile (our telephone number is 011-562-320-2000 and our website is www.santandersantiago.cl). However, the information on our website is not a part of this prospectus supplement.

Competitive Strengths

Profitability, efficiency and financial strength

We have the lowest cost structure in our peer group, which we define as the five largest banks in Chile in terms of shareholders’ equity, with an efficiency ratio (operating expenses divided by operating revenues) of 37.0% for the six-month period ended June 30, 2006. Our return on average shareholders’ equity was 26.1% for the same period, and our capital position is among the strongest in our peer group with a ratio of total equity to risk-weighted assets of 12.2% at June 30, 2006.

As of the date of this prospectus supplement, our ratings are equivalent to the ratings for Chilean government-issued instruments, but our bond ratings from Moody’s Investor Services was higher than the Chilean government-issued instruments’ rating. We believe our credit ratings are a positive factor when obtaining financing. See “Item 3D: Liquidity and Capital Resources – Sources of Liquidity – Unused Sources of Liquidity” in our 2006 Interim Report.

Leading market position

We are a market leader in Chile, ranking number one in most indicators in comparison to our peer group. As shown in the following table, we rank first in market share in practically every aspect of the banking industry in Chile.

	As of June 30, 2006
	Market Share	Rank
Commercial loans	20.2%	1
Consumer loans	26.3	1
Mortgage loans (residential and general purpose)	23.9	1
Residential mortgage loans	25.5	2
Foreign trade loans (loans for export, import and contingent)	22.0	1
Total loans	22.8	1
Deposits(1)	22.3	1
Checking accounts(2)	26.2	1
Mutual funds (assets managed)	21.9	2
Credit card accounts	36.9	1
Shareholders’ equity(3)	20.9	1
Branches(4)	20.9	1
ATM locations(5)	28.5%	1

Source: Superintendency of Banks (unconsolidated data).

(1)	As of July 31, 2006, because reliable data at June 30, 2006 was not available.
(2)	Market share as of May 31, 2006.
(3)	Percentage of total shareholders’ equity of Chilean financial system.
(4)	Excluding special-service payment centers.
(5)	As of March 31, 2006.

We believe this market leadership provides us with an exceptional competitive position going forward.

Relationship with Banco Santander Central Hispano, S.A.

We believe that our relationship with our controlling shareholder, Banco Santander Central Hispano, S.A., offers us a significant competitive advantage over our peer group. Our relationship with Banco Santander Central Hispano, S.A. allows us to:

•	access Banco Santander Central Hispano, S.A.’s multinational client base;

•	leverage Banco Santander Central Hispano, S.A.’s global presence to offer international solutions for our clients’ financial needs;

•	selectively borrow from Banco Santander Central Hispano, S.A.’s product offerings in other countries;

•	manage credit and market risks by adopting policies and applying the expertise developed by Banco Santander Central Hispano, S.A.; and

•	access Banco Santander Central Hispano, S.A.’s operational expertise.

We have been informed by Banco Santander Central Hispano, S.A. that its current policy is to maintain ownership of at least 75% of our common stock as part of its long-term investment strategy in Latin America.

Operating in a stable economic environment within Latin America

We conduct substantially all of our business in Chile. The Chilean economy is generally recognized as currently being among the most stable in Latin America, as evidenced by its A rating by Standard & Poor’s and A2 rating by Moody’s, the highest ratings in South America. Chile has consistently received investment-grade credit ratings since these rating agencies started coverage in 1992 and 1994, respectively.

Opportunity for growth from current and new businesses

We believe there is substantial opportunity for growth based on the relatively low penetration of retail banking services in Chile and fee-based financial products in the Chilean corporate sector. We believe we are well positioned to grow in these areas, based on our extensive distribution network and our size, which afford us greater marketing resources.

Business Overview

Our internal organization is structured on the basis of the client segments we serve. We provide a full range of financial services to corporate and retail customers. We divide our customers into five general categories: retail, middle-market, wholesale, institutional and treasury. We also offer a variety of financial services through our subsidiaries. See “Item 2C. Business Overview” in our 2006 Interim Report.

Retail Banking

At and for the six-month period ended June 30, 2006, our retail banking business represented 61.2% of our net segment contribution and 56.5% of our total loans outstanding. Our retail banking business consists primarily of lending carried out through our branch network primarily to individuals and small businesses. Our retail banking business offers customers a wide range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, mutual funds, insurance brokerage, leasing and factoring. At June 30, 2006, we had 367 branches in total, 99 of which operated under the Santander Banefe brand name, which is a brand associated with the lower to middle income customer segment. The remaining 268 branches are operated under the Santander Santiago brand name.

Middle-market

At and for the six-month period ended June 30, 2006, our middle-market business represented 10.3% of our net segment contribution and 23.4% of our total loans outstanding. Our middle-market customers consist primarily of mid-sized companies, companies in the real estate sector and large companies. Our middle-market business offers customers a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage, and, additionally, for companies in the real estate sector, specialized services for financing primarily residential projects.

Wholesale Banking

At and for the six-month period ended June 30, 2006, our wholesale banking business represented 6.0% of our net segment contribution and 16.8% of our total loans outstanding. Our wholesale banking customers consist primarily of companies that are foreign multinationals or part of a large Chilean economic group with annual sales over Ch$3,500 million (US$6.4 million). Our wholesale banking business also offers customers such products as commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

Institutional Banking

At and for the six-month period ended June 30, 2006, our institutional banking business represented 1.5% of our net segment contribution and 1.8% of our total loans outstanding. Our institutional banking customers consist primarily of institutional corporations such as universities, government agencies, municipalities and regional governments. Our institutional banking business offers customers commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, savings products, mutual funds and insurance brokerage.

Treasury

For the six-month period ended June 30, 2006, our treasury business represented 20.2% of our net segment contribution. The customers of our treasury business consist primarily of companies in the wholesale banking and the middle-market segments. Our treasury business offers customers sophisticated financial products, including short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. Our treasury operations also manage our trading positions as well as the non-trading investment portfolio.

Strategy

Our goal is to create value by using our competitive strengths, including our client base, distribution network and range of services, to profit from growth in the Chilean economy. Our principal strategy is to optimize our asset mix by promoting growth in high-yielding loan segments and by cross-selling products to our clients in order to expand fee-based services. This strategy relies in part on our client segmentation model, which categorizes clients with similar financial needs and behavior into discrete groups. For each client segment, we seek to develop products that we believe can be successfully marketed through our existing client relationships and distribution channels.

In the retail segment, we expect the continued growth of the Chilean economy to result in increased banking activity. We seek to capitalize on this growth by increasing our customer base, using our extensive distribution network to cross-sell additional services and applying our sophisticated credit analysis procedures. As part of this strategy, we are adopting focused marketing and sales efforts, pursuing strategic alliances with certain retailers, service providers and universities, opening new branches, hiring additional account executives and sales personnel and reorganizing our mortgage department.

In the wholesale segment, our goal is to increase revenues by expanding the range of products we offer, cross-selling and focusing on sophisticated services and fee-based products. Historically, there has been low penetration of fee-based services and treasury products in the Chilean financial market, with financial institutions focusing primarily on asset growth. Since we believe that loan growth alone is not an effective means to sustain levels of profitability, especially among large corporations and the middle-market, we seek to promote fee-generating products in areas such as asset management, insurance brokerage, cash management, payment services, treasury and other tailored services.

SUMMARY FINANCIAL AND OPERATING DATA

The following table presents historical financial and operating information about us at the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements as appearing in our 2005 Annual Report and our Unaudited Consolidated Financial Statements at and for the six month period ended June 30, 2005 and 2006 included in our 2006 Interim Report. Our Audited Consolidated Financial Statements and Unaudited Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 27 to our Audited Consolidated Financial Statements contained in our 2005 Annual Report provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at December 31, 2004 and 2005. Note 26 to our Unaudited Consolidated Financial Statements provides a description of the material differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the six month periods ended June 30, 2005 and 2006 and shareholders’ equity at June 30, 2005 and 2006. The historical results presented below are not necessarily indicative of financial results to be expected in future periods.

	At and for the years ended December 31,						At and for the six-months ended June 30,
	2001	2002	2003	2004	2005	2005	2005	2006	2006
	(in millions of constant Ch$ at December 31, 2005)(1)					(in thousands of U.S.$) (1)(2)	(in millions of constant Ch$ at June 30, 2006)(1)		(in thousands of U.S.$) (1)(2)
								(unaudited)
Selected Consolidated Income Statement Data

Chilean GAAP:
Interest revenue	639,738	1,105,866	651,540	812,032	985,669	1,916,860	445,155	558,785	1,020,966
Interest expense	(360,962)	(549,012)	(330,119)	(326,743)	(439,790)	(855,273)	(185,095)	(259,647)	(474,406)

Net interest revenue	278,776	556,854	321,421	485,289	545,879	1,061,587	260,060	299,138	546,560
Provisions for loan losses	(38,886)	(70,831)	(71,592)	(83,677)	(63,532)	(123,554)	(30,192)	(47,231)	(86,297)
Total fees and income from services, net	53,357	109,497	118,762	126,013	138,366	269,085	65,100	78,097	142,693
Other operating income, net (3)	13,808	(14,815)	169,373	20,555	(12,514)	(24,336)	13,036	15,949	29,141
Other income and expenses, net	11,013	(34,259)	2,132	(4,206)	(21,468)	(41,749)	(20,318)	(18,973)	(34,665)
Operating expenses	(169,970)	(307,487)	(265,749)	(277,989)	(279,053)	(542,683)	(136,568)	(145,544)	(265,926)
Loss from price-level restatement	(8,408)	(13,962)	(8,179)	(12,417)	(18,140)	(35,227)	(4,956)	(7,466)	(13,641)
Income before income taxes	127,177	198,054	266,169	253,570	289,538	563,073	146,162	173,970	317,865
Income (taxes) benefits	3,908	(29,409)	(46,382)	(47,578)	(49,828)	(96,902)	(25,760)	(29,191)	(53,336)
Net income	131,084	168,645	219,786	205,991	239,710	466,171	120,402	144,779	264,529

Net income per share	1.33	0.89	1.17	1.09	1.27	0.00247	0.64	0.77	0.00140
Net income per ADS (4)	1,376.64	929.83	1,211.82	1,135.71	1,321.61	2.57	663.85	798.25	1.46
Dividends per share (5)	1.03	1.33	0.89	1.17	1.09	0.00212	1.09	0.83	0.00161
Dividends per ADS (5)	1,068.90	1,376.64	929.83	1,211.82	1,135.71	2.21	1,135.71	859.08	1.67
Weighted-average shares outstanding (in millions)	98,934.2	188,446.1	188,446.1	188,446.1	188,446.1	—	188,446.1	188,446.1	—

U.S. GAAP:
Net interest income (6)	513,803	552,831	299,796	464,832	553,121	1,075,671	273,828	315,946	577,271
Provision for loan losses	(76,785)	(70,912)	(91,093)	(67,493)	(64,561)	(125,554)	(31,233)	(47,233)	(86,300)
Amortization of goodwill	53,660	—	—	—	—	—	—	—	—

	At and for the years ended December 31,						At and for the six-months ended June 30,
	2001	2002	2003	2004	2005	2005	2005	2006	2006
	(in millions of constant Ch$ at December 31, 2005)(1)					(in thousands of U.S.$) (1)(2)	(in millions of constant Ch$ at June 30, 2006)(1)		(in thousands of U.S.$) (1)(2)
								(unaudited)
Net income	170,949	148,071	189,778	206,130	226,042	439,591	109,776	138,745	253,503
Net income per Share (7)	0.91	0.79	1.01	1.10	1.20	0.00233	0.58	0.74	0.00135
Net income per ADS (7)	942.55	816.41	1,046.34	1,136.50	1,246.26	2.42	605.24	764.95	1.40
Weighted-avg. shares outstanding (in millions)	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	—	188,446.1	188,446.1	—
Weighted-avg. ADS outstanding (in millions)	181.377	181.377	181.377	181.377	181.377	—	181.377	181.377	—

	At and for the years ended December 31,						At and for the six-months ended June 30,
	2001	2002	2003	2004	2005	2005	2005	2006	2006
	(in millions of constant Ch$ at December 31, 2005)(1)					(in thousands of U.S.$) (1)(2)	(in millions of constant Ch$ at June 30, 2006)(1)		(in thousands of U.S.$) (1)(2)

Selected Consolidated Balance Sheet Data

Chilean GAAP:
Cash and due from banks	613,247	1,048,680	1,044,980	982,576	1,224,962	2,382,221	1,397,281	1,586,364	2,898,474
Investments (8)	1,042,365	2,679,370	2,032,066	2,061,505	1,249,495	2,429,931	1,483,196	1,565,034	2,859,502
Loans, net of allowances	5,458,235	8,253,544	7,911,569	8,752,111	9,996,407	19,440,321	9,606,005	11,005,488	20,108,326
Loan loss allowances	(104,268)	(179,727)	(178,639)	(179,559)	(147,866)	(287,560)	(177,987)	(147,583)	(269,652)
Derivatives (9)	—	—	—	—	—	—	131,659	325,163	594,111
Other assets	348,494	218,599	303,873	433,377	347,923	676,617	1,365,987	724,877	1,324,436
Total assets (6)	7,462,341	12,500,190	11,596,376	12,507,481	13,096,821	25,469,791	13,984,128	15,206,926	27,784,850
Deposits	3,837,001	6,522,038	5,868,778	6,991,517	8,075,521	15,704,714	5,468,913	6,645,164	12,141,499
Other interest-bearing liabilities	2,499,893	4,203,590	3,600,611	3,279,243	2,842,461	5,527,824	3,138,535	3,562,238	6,508,629
Derivatives (9)	—	—	—	—	—	—	115,850	289,098	528,216
Shareholders’ equity	594,907	1,032,570	1,080,366	1,069,103	1,081,832	2,103,872	992,206	1,084,985	1,982,395

U.S. GAAP:
Total assets	12,856,751	12,152,674	11,220,032	12,256,764	13,837,675	26,910,552	13,960,502	15,072,125	27,538,552
Long-term borrowings	3,999,436	3,314,851	2,545,906	1,870,374	1,427,677	2,776,447	1,676,710	1,661,397	3,035,569
Shareholders’ equity	1,513,766	1,917,506	1,920,773	1,911,668	1,898,262	3,691,608	1,854,993	1,936,283	3,537,818
Goodwill	555,624	789,779	789,779	789,779	789,779	1,535,908	798,703	798,703	1,459,325

	At and for the year ended December 31,					At and for the six-months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Selected Consolidated Ratios

Chilean GAAP:
Profitability and performance:
Net interest margin (10)	4.5%	4.8%	3.0%	4.4%	4.7%	4.5%	4.7%
Return on average total assets (11)	1.9%	1.3%	1.8%	1.7%	1.8%	1.8%	1.9%
Return on average shareholders’ equity (12)	23.2%	16.2%	22.1%	20.2%	24.1%	23.1%	26.1%

Capital:
Average shareholders’ equity as a percentage of average total assets	8.1%	8.3%	8.1%	8.2%	7.4%	7.8%	7.4%
Total liabilities as a multiple of shareholders’ equity	11.5	11.1	9.7	11.7	12.1	14.1	14.0

Credit Quality:
Substandard loans as a percentage of total loans (13)	2.2%	3.2%	3.6%	3.7%	2.6%	3.2%	3.0%
Allowance for loan losses as percentage of total loans	1.9%	2.1%	2.2%	2.0%	1.5%	1.9%	1.3%
Past due loans as a percentage of total loans (14)	1.3%	2.1%	2.2%	1.5%	1.1%	1.3%	0.8%

Operating Ratios:
Operating expenses/operating revenue (15)	49.1%	47.2%	43.6%	44.0%	41.5%	40.4%	37.0%
Operating expenses/average total assets (16)	2.4%	2.3%	2.2%	2.2%	2.1%	2.0%	1.9%

Ratio of earnings to fixed charges (17):
Including interest on deposits	1.35	1.36	1.81	1.77	1.65	1.82	1.67
Excluding interest on deposits	1.68	1.65	2.34	2.26	2.46	2.57	2.61

U.S. GAAP (18):
Profitability and performance:
Net interest margin (19)	4.5%	4.7%	2.8%	4.3%	4.8%	4.7%	4.9%
Return on average total assets (20)	1.4%	1.2%	1.6%	1.8%	1.7%	1.6%	1.9%
Return on average shareholders’ equity (21)	11.7%	8.6%	9.9%	10.8%	11.9%	11.6%	14.4%

Ratio of earnings to fixed charges (17):
Including interest on deposits	1.36	1.37	1.83	1.87	1.71	1.88	1.73
Excluding interest on deposits	1.71	1.67	2.35	2.43	2.51	2.65	2.70

Selected Other Ratios:
Inflation Rate (22)	2.6%	2.8%	1.1%	2.4%	3.7%	2.7%	3.9%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end (22)	14.6%	8.6%	(15.9%)	(6.6%)	(8.1%)	(5.5%)	(9.1%)
Number of employees at period end (23)	4,489	8,314	7,535	7,380	7,482	7,383	7,782
Number of branches and offices at period end	169	347	345	315	352	327	367

(1)	Except per share data, percentages and ratios, share amounts, employee numbers and branch numbers.
(2)	Amounts stated in U.S. dollars at and for the year ended December 31, 2005 have been translated from Chilean pesos at the observed exchange rate of Ch$514.21 = U.S.$1.00 at December 30, 2005. Amount stated in U.S. dollars at and for the six-months ended June 30, 2006 have been translated from Chilean pesos at the observed exchange rate of Ch$547.31 = U.S. $1.00 at June 30, 2006. See “Item 1: Key Information—Exchange Rates” in our 2006 Interim Report which is incorporated by reference into the accompanying prospectus, for more information on the observed exchange rate.
(3)	Includes in the six months ended June 30, 2006, a gain of Ch$7,089 million resulting from the application of new accounting principles in that period. See “Item 3: Operating and Financial Review and Prospects—New Accounting Standards for Financial investments and Derivatives” and Note 1 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006 in our 2006 Interim Report which is incorporated by reference into the accompanying prospectus.
(4)	1 ADS = 1,039 shares of common stock.
(5)	The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS.
(6)	Net interest income and total assets on a U.S. GAAP basis have been determined by applying the relevant U.S. GAAP adjustments to net interest income and total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006.
(7)	Net income per share and per ADS in accordance with U.S. GAAP has been calculated on the basis of the weighted-average number of shares or ADSs, as applicable, outstanding during the period.
(8)	Includes principally Chilean government securities, corporate securities, other financial investments and investment collateral under agreements to repurchase.
(9)	At June 30, 2006, derivatives are valued at market price and classified as a separate line item in the balance sheet. At prior dates, derivatives are classified under “other assets” and “other liabilities”, and generally recorded at net notional amount. Our derivatives holdings at June 30, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. Amounts at December 31, 2005 and at dates prior to June 30, 2005 have not been reclassified. See “Item 3: Operating and Financial Review and Prospects—New Accounting Standards for Financial investments and Derivatives” and Note 1 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006 in our 2006 Interim Report which is incorporated by reference into the accompanying prospectus.
(10)	Net interest revenue (net interest revenue for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average interest earning assets (as presented in “Item 3: Selected Statistical Information” in our 2006 Interim Report, which is incorporated by reference into the accompanying prospectus).
(11)	Net income (net income for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average total assets (as presented in “Item 3: Selected Statistical Information” in our 2006 Interim Report, which is incorporated by reference into the accompanying prospectus).
(12)	Net income (net income for the six months ended June 30, 2005 and 2006 is annualized (multiplied by 2)) divided by average shareholders’ equity (as presented in “Item 3: Selected Statistical Information” in our 2006 Interim Report, which is incorporated by reference into the accompanying prospectus).
(13)	Substandard loans in the old rating system included all loans rated B- or worse. In the new loan risk classification system which took effect in 2004, substandard loans include all consumer and mortgage loans rated B- or worse and commercial loans rated C1 or worse. See “Item 3E-Asset and Liability Management-Analysis of Substandard Loans and Amounts Past Due” in our 2006 Interim Report, which is incorporated by reference into the accompanying prospectus.

(14)	Past due loans are loans the principal or interest amount of which is overdue for 90 or more days, and do not include the installments of such loans that are not overdue or that are less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.
(15)	Operating revenue includes “Net interest revenue,” “Total fees and income from services, net” and “Other operating income, net.”
(16)	For the six months ended June 30, 2005 and 2006, operating expenses have been annualized (multiplied by 2).
(17)	For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense and the proportion deemed representative of the interest factor of rental expense.
(18)	The following ratios have been calculated using U.S. GAAP figures except for net interest margin. See footnote 18 regarding calculation of net interest margin.
(19)	Net interest margin has been determined by applying the relevant U.S. GAAP adjustments to net interest income for the six month periods ended June 30, 2005 and 2006 amortized (multiplied by 2) presented in accordance with Article 9 of Regulation S-X divided by interest earning assets which is calculated on a Chilean GAAP basis. See Note 27(y) to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26(y) of our Unaudited Consolidates Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net interest margin is annualized (multiplied by 2).
(20)	Net income divided by average total assets. Average total assets were calculated as an average of the beginning and ending balance for each year, and total assets on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to total assets presented in accordance with Article 9 of Regulation S-X. See Note 27 to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net income has been annualized (multiplied by 2).
(21)	Average shareholders’ equity was calculated as an average of the beginning and ending balance for each year. Shareholders’ equity on a U.S. GAAP basis has been determined by applying the relevant U.S. GAAP adjustments to shareholders’ equity presented in accordance with Article 9 of Regulation S-X. See Note 27(y) to our Consolidated Financial Statements at and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and Note 26(y) of our Unaudited Consolidates Financial Statements at and for the six months ended June 30, 2005 and 2006. For the six months ended June 30, 2005 and 2006, net income has been annualized (multiplied by 2).
(22)	Based on information published by the Central Bank.
(23)	The number of employees presented in this table at December 31, 2001 are those of Santiago only, excluding subsidiaries, because consolidated employee information was not available in that year.

Recent Developments

Summary Financial Results at and for the Three Months Ended September 30, 2006

On October 27, 2006, we published our consolidated financial results at and for the three months ended and at and for the nine months ended September 30, 2006. The following is a summary of our financial results at and for the three months ended September 30, 2006. See our current report on Form 6-K furnished to the SEC on November 8, 2006, which is incorporated by reference into the accompanying prospectus, for a more detailed description of our results for this period.

As of June 30, 2006, the accounting standards for valuing financial instruments acquired for trading or investment purposes, including derivative instruments, was amended. The new accounting standards require that as of June 30, 2006, derivatives be valued at fair value and classified as a separate line item in the balance sheet. At prior dates, derivatives are classified under “other assets” and “other liabilities”, and generally recorded at net notional amount. As a result, our derivatives holdings at September 30, 2005 have been reclassified from “other assets” and “other liabilities” to “derivatives”, but have not been marked to market as would be required under currently applicable accounting principles. See “Item 3: Operating and Financial Review and Prospects—New Accounting Standards for Financial investments and Derivatives” and Note 1 of our Unaudited Consolidated Financial Statements at and for the six months ended June 30, 2005 and 2006 in our 2006 Interim Report, which is incorporated by reference into the accompanying prospectus.

Our net income increased by 20.3% to Ch$79,934 million for the three months ended September 30, 2006 compared to Ch$66,433 million for the corresponding period in 2005, primarily due to a 20.5% increase in net interest income and net fee income, which was partially offset by increases in net provisions. The following table sets forth, for the periods indicated, selected data from our results of operations.

	For the three months ended September 30,
	2005	2006
	(in millions of nominal Ch$)(2)
Net interest revenue	145,268	176,218
Provisions for loan losses	(17,793)	(36,277)
Fees and income from services	36,031	42,247
Other operating income, net(1)	(1,745)	(7,745)
Operating expenses	(71,649)	(75,681)
Income before income taxes	80,769	96,427
Net income	66,433	79,934

(1)	Includes net gains (loss) from trading, foreign exchange transactions, net, and other operating expenses, net from the income statement for the three months ended September 30, 2005 and 2006 included in the Current Report on Form 6-K dated November 8, 2006, which is incorporated by reference in the accompanying prospectus.

(2)	As of each period end noted in the respective column title.

Net interest income increased by 21.3% to Ch$176,218 million for the three months ended September 30, 2006 compared to Ch$145,268 million for the corresponding period in 2005, primarily due to a 19.0% increase in average interest-earning assets and a 10 basis point increase in net interest margin to 5.0% for the three months ended September 30, 2006 compared to the corresponding period in 2005. The increase in the average interest-earning assets reflected primarily an increase in our loan portfolio, particularly consumer loans and residential mortgage loans. The increase in the net interest margin was primarily attributable to the increase in our consumer loans, which earn relatively higher yields than the rest of our loan portfolio.

Net provisions more than doubled to Ch$36,277 million for the three months ended September 30, 2006 compared to Ch$17,793 million for the corresponding period in 2005, primarily due to an increase in provisions for loan losses to Ch$14,178 million for the three months ended September 30, 2006 compared to a decrease in loan loss allowance of Ch$19,167 million in the corresponding period in 2005. The increase in provisions resulted primarily from (i) the overall growth of our loan portfolio, particularly loans to individuals and SMEs, which, due to their risk profiles, require a relatively higher allowance level, and (ii) strengthening of our credit scoring systems during 2006 to take into account additional warning signals of negative credit behavior when calculating individual risk levels. Charge-offs decreased by 31.6% to Ch$34,168 million for the three months ended September 30, 2006 compared to Ch$49,981 million for the corresponding period in 2005. Recoveries on loans previously charged off were broadly stable for the three months ended September 30, 2006 compared to the corresponding period in 2005.

Net fee income increased by 17.3% to Ch$42,247 million for the three months ended September 30, 2006 compared to Ch$36,031 million for the corresponding period in 2005, primarily attributable to increases in fees from checking accounts, fees from insurance brokerage services, fees from establishing credit lines, credit card fees, ATM fees, fees from advisory services and fees from foreign currency transactions. These increases reflect an increase in our customer base and greater demand per customer for our fee-based products and services. At September 30, 2006, our customers totaled 2.40 million, an increase of 8.9% from the beginning of the year.

New Collective Bargaining Agreement

In November 2006, we concluded the negotiations for a new collective bargaining agreement with the Bank’s principal unions. The new collective bargaining agreement enters into effect on March 1, 2007 and expires on March 1, 2011. The new collective bargaining agreement includes an improvement of certain benefits related to scholarships, sick days, insurance coverage for employees and a 5% increase in salaries as of May 2007 for employees with incomes below Ch$800,000 (US$1,500) on a gross monthly basis. Simultaneously, an end of negotiation bonus will be paid to each employee that depends on the employees’ respective wage levels and an additional special bonus for years of service will be given to non-executive employees that varies based on the number of years the employee is employed at the Bank. The aggregate expense associated with these bonuses will be approximately US$20 million, which will be recognized by the Bank in the fourth quarter of 2006.

THE OFFERING

Santander-Chile ADSs being offered by the selling shareholder	11,404,498 American depositary shares, or ADSs, each representing 1,039 shares of Santander-Chile’s common stock.

Over-allotment option	Up to an additional 1,710,674 ADSs, each representing 1,039 shares of Santander-Chile’s common stock, to be sold by the selling shareholder.

Lock-up

We and the selling shareholder have agreed that, other than in connection with proprietary trading and trading on behalf of customers, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter for a period of 90 days after the date of this prospectus supplement.

Santander-Chile capital stock authorized and outstanding	188,446,126,794 shares of common stock, without par value.

Banco Santander Central Hispano, S.A.’s ownership interest in Santander-Chile:

• Before offering	83.96%

• After offering	77.67%, assuming no exercise of the over-allotment option and 76.73%, assuming full exercise of the over-allotment option.

We have been informed by Banco Santander Central Hispano, S.A. that its current policy is to maintain ownership of at least 75% of our common stock as part of its long-term investment strategy in Latin America.

Offering Price	$46.00 per ADS.

Use of Proceeds	We will not receive any proceeds from this offering.

Dividend Policy

Our annual dividend is proposed by our Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is proposed. Our Board of Directors currently intends to pay regular annual dividends. The amount of dividend payments will depend upon, among other factors, Santander-Chile’s then current level of earnings and capital requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends. See “Item 1A. Selected Financial Data—Dividends” in our 2006 Interim Report.

Risk Factors

For a discussion of specific risks you should consider before purchasing our ADSs, please see “Risk Factors” as well as the risk factors contained in the documents incorporated by reference into the accompanying prospectus.

Description of ADSs

For a detailed description of ADSs and shares of our common stock represented by ADSs, please see “Description of American Depositary Shares” and “Description of Shares of Our Common Stock” in this prospectus supplement and “Item 10B. Memorandum and Articles of Association” in our 2005 Annual Report.

Taxation

Payments of dividends with respect to ADSs will be subject to Chilean withholding tax, currently at a rate of 35%, subject to reduction based on Chilean corporate income tax (“First Category Tax”) paid by us. For a discussion of certain Chilean and U.S. tax considerations relevant to the purchase and ownership of ADSs, see “Taxation.”

Depositary	The Bank of New York

New York Stock Exchange symbol for Santander-Chile ADR’s	SAN

RISK FACTORS

Investing in our ADSs involves risks. You should carefully consider the risk factors set forth in our 2005 Annual Report, our 2006 Interim Report and set forth below before making an investment decision. The risks and uncertainties described below and in our 2005 Annual Report and our 2006 Interim Report are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the risks described below or in our 2005 Annual Report or our 2006 Interim Report, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition and the value of your investments.

Risks Relating to our Shares and ADSs

Future sales of shares by us and our shareholders may depress the price of our shares and ADSs.

Future sales of substantial amounts of our common stock or the perception that such future sales may occur, may depress the price of our shares and ADSs. We cannot assure you that the price of our shares and ADSs would recover from any such decline in value.

There may be a lack of liquidity and market for our shares and ADSs.

The ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of June 30, 2006, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems it necessary.

Although the common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for the common stock will continue. As of September 30, 2006, approximately 15.86% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Central Hispano, S.A. and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADS facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

USE OF PROCEEDS

We will not receive any proceeds from this offering.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness under Chilean GAAP at September 30, 2006. As all the shares of common stock offered in this offering are existing shares and we will not receive any proceeds from this offering, our capitalization will not be affected by this offering.

There has been no material change in our capitalization since September 30, 2006. For additional information, see our Audited Consolidated Financial Statements and our Unaudited Consolidated Financial Statements.

	At September 30, 2006
	(in millions of nominal Ch$ at September 30, 2006)	(in thousands of U.S.$)(1)
Capitalization
Deposits and other obligations(2)	10,690,049	19,861,858
Bonds(3)	1,050,139	1,951,133
Domestic and central bank borrowings	1,161,421	2,157,893
Derivatives	307,621	571,553

	13,209,230	24,542,437

Shareholders’ equity
Paid-in capital and reserve	965,615	1,794,090
Other equity accounts	(3,191)	(5,929)
Net income	224,713	417,511

	1,187,137	2,205,672

Total capitalization and indebtedness—Chilean GAAP	14,396,367	26,748,109

(1)	Translated from Chilean pesos at the observed exchange rate of Ch$538.22 = U.S.$1.00 at September 30, 2006.
(2)	Consists of demand deposits, savings accounts and time deposits, other sight accounts, investments sold under agreement to repurchase, mortgage finance bonds and contingent liabilities.
(3)	Consists of senior and subordinated bonds.

SELLING SHAREHOLDER

The following table sets forth certain information regarding the shares of our common stock, including shares represented by ADSs, held by the selling shareholder as of December 5, 2006 and as adjusted to show the effects of the offering.

Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Approximate Percentage Beneficially Owned Prior to this Offering	Number of Shares of Common Stock Being Offered in This Offering		Approximate Percentage of Equity Capital Offered in This Offering	Number of Shares of Common Stock Beneficially Owned Immediately After This Offering (1)		Approximate Percentage Beneficially Owned Immediately After this Offering (1)
Grupo Empresarial Santander, S.L.(2)	13,626,663,708	(3)	7.23%	11,849,273,422	(4)	6.29%	1,777,390,286	(5)	0.94%

(1)	This amount does not take into account additional shares that may be sold by the selling shareholder in the event the underwriter’s over-allotment option is exercised. If the underwriter’s over-allotment option is exercised in full, the selling shareholder will not own any shares of our common stock.
(2)	The address for the selling shareholder is Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Spain. As the controlling shareholder of the selling shareholder, Banco Santander Central Hispano, S.A. beneficially owns all the shares of common stock owned of record by the selling shareholder. Banco Santander Central Hispano, S.A.’s address is Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid), Spain.
(3)	Represented by 13,115,172 ADSs.
(4)	Represented by 11,404,498 ADSs.
(5)	Represented by 1,710,674 ADSs.

Grupo Empresarial Santander, S.L. is controlled by Banco Santander Central Hispano, S.A., our ultimate controlling shareholder. Immediately after this offering, Banco Santander Central Hispano, S.A. will own, directly and indirectly, 146,708,301,588 shares of our common stock, representing approximately 77.67% of our outstanding capital stock, assuming the over-allotment option is not exercised, or 144,930,911,302 shares of our common stock, representing approximately 76.73% of our outstanding capital stock, assuming the over-allotment option is exercised in full.

DESCRIPTION OF SHARES OF OUR COMMON STOCK

Please note that in this section entitled “Description of Shares of Our Common Stock,” reference to “Santander-Chile,” “we,” “our” and “us” refer only to Santander-Chile and not to Santander-Chile’s consolidated subsidiaries. This section summarizes all the material terms of shares of our common stock, including summaries of certain provisions of our articles of association and applicable Chilean law in effect on the date of this prospectus supplement. They do not, however, describe every aspect of the shares of common stock, the articles of association or Chilean law. References to provisions of our articles of association are qualified in their entirety by reference to the full articles of association in Spanish, an English translation of which has been filed as an exhibit to the registration statement relating to the accompanying prospectus.

General

Our issued share capital at June 30, 2006, was Ch$746,037 million US$1,363 million), divided into a single series of 188,446,126,794 shares of common stock without par value. The outstanding shares of common stock are fully paid and non-assessable.

Meetings and Voting Rights

An ordinary annual meeting of shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting. The last ordinary annual meeting of our shareholders was held on April 25, 2006. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10.0% of the issued voting shares or by the Superintendency of Banks. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the Superintendency of Banks and the Chilean Stock Exchanges. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares. If a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. The vote required at any shareholders’ meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

•	a change in corporate form, spin-off or merger;

•	an amendment of the term of existence, if any, and the early dissolution of the bank;

•	a change in corporate domicile;

•	a decrease of corporate capital previously approved by the Superintendency of Banks, provided it is not reduced below the legal minimum capital;

•	a decrease in the number of directors previously approved by the Superintendency of Banks;

•	the approval of contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

•	the amendment of authority of the general shareholders meeting or the restriction of the authority of the board of directors;

•	the transfer of 50.0% or more of the corporate assets, regardless of whether it includes liabilities, or the implementation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;

•	a change in the manner of distribution of profits established in the by-laws;

•	any non-cash distribution in respect of the shares;

•	repurchase of its own shares; or

•	the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with right to vote if they estimate that the terms and conditions of those transactions are not favorable to the interests of the bank or if the two independent assessments requested by the board materially differ from each other.

Shareholders may accumulate their votes for the election of directors and cast the same in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the bank within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an Annual Report of the bank’s activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the bank’s Annual Report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s Annual Report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its Annual Report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Each share represents one vote and there are no special classes of shares with different rights. Our bylaws do not include any condition that is more significant than required by law to change the right of shareholders.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital).

Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Approval of Financial Statements

Our board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

Registrations and Transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends.

In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered. Also, no dividends of a bank above the legal minimum can be distributed if doing so would result in the bank exceeding its ratio of risk-weighted assets to regulatory capital or total assets.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and they accrue interest.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital.”

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

In accordance with the General Banking Law, our shareholders do not have appraisal rights.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Law and the regulations of the Superintendency of Banks, shareholders of open stock corporations are required to report the following to the Superintendency of Securities and Insurance and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

•	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

In addition, majority shareholders must include in their report whether their purpose is to acquire control of the company or if they are making a financial investment. A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Under Article 54 of the Chilean Securities Market Law and the regulations of the Superintendency of Securities and Insurance, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least 10 business days before the date on which the transaction is to be completed, but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror) through a filing with the Superintendency of Securities and Insurance, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the Superintendency of Securities and Insurance, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the Superintendency of Securities and Insurance provide that the following transactions must be carried out through a tender offer:

•	an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale; and

•	an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75.0% or more of the consolidated net worth of the parent company.

In addition, Article 69 ter of the Companies Law requires that whenever a controlling shareholder acquires 2/3 of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly holding, directly or indirectly, at least 25.0% of the voting share capital, unless:

•	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

•	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital (either directly or pursuant to a joint action agreement); or

•	in cases where the Superintendency of Securities and Insurance has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exist between:

•	a principal and its agents;

•	spouses and relatives up to certain level of kinship;

•	entities within the same business group; and

•	an entity and its controller or any of the members of the controller.

Likewise, the Superintendency of Securities and Insurance may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

•	a company and its controller;

•	all the companies with a common controller together with that controller;

•	all the entities that the Superintendency of Securities and Insurance declares to be part of the business group due to one or more of the following reasons:

•	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

•	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor;

•	any member of a group of controlling entities of a company mentioned in the first two bullets above and there are grounds to include it in the business group; or

•	the company is controlled by a member of a group of controlling entities and there are grounds to include it in the business group.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10.0% of the shares of a bank without the prior authorization of the Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

According to Article 35 bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

This prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risk weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk weighted assets is based on a five category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

According to the General Banking Law, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Law and the regulations issued by the Superintendency of Banks create the presumption that natural persons who are holders of shares and who beneficially own more than 1.0% of the shares are related to the bank, and impose certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1.0% of the shares. Finally, according to the regulations of the Superintendency of Banks, Chilean banks that issue ADSs are required to inform the Superintendency of Banks if any person, directly or indirectly, acquires ADSs representing 5.0% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the General Banking Law provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10.0% of its shares shall send to the Superintendency of Banks reliable information on their financial situation in the form and in the opportunity set forth in Resolution No 3,156 of the Superintendency of Banks.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a number of shares sufficient to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related shares of common stock under the Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of such sale. In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. Non-U.S. holders of ADSs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of shares of common stock underlying such ADSs could result in such holders not maintaining their percentage ownership of the common stock following such preemptive rights offering unless such holder made additional market purchases of ADSs or shares of common stock.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period, and for an additional 30-day period thereafter, a Chilean corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of such additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

This section summarizes all of the material provisions of the Amended and Restated Deposit Agreement, dated as of August 1, 2002, pursuant to which the American Depositary Receipts (which we refer to as ADRs) are to be issued, among Banco Santander-Chile (formerly known as Banco Santiago), The Bank of New York, as depositary, and the holders from time to time of ADRs. We refer to this agreement as the “deposit agreement.” We do not, however, describe every aspect of the deposit agreement, which has been incorporated by reference to the registration statement relating to the accompanying prospectus. You should read the deposit agreement for a more detailed description of the terms of the ADRs. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary, which is presently located at 101 Barclay Street, New York, New York 10286.

American Depositary Receipts

The depositary will issue ADRs evidencing American depositary shares (which we refer to as ADSs) pursuant to the deposit agreement. Each ADS will represent 1,039 shares of our common stock deposited with us, as custodian. An ADR may represent any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and us as holders of ADRs.

Pursuant to the terms of the deposit agreement, holders, owners and beneficial owners of ADRs will be subject to any applicable disclosure requirements regarding acquisition and ownership of shares of common stock or ADSs representing shares of our common stock as are applicable pursuant to the terms of our estatutos or Chilean laws, as each may be amended from time to time. See “Description of Shares of Our Common Stock” in this prospectus supplement and “Item 10 — Additional information — Ownership Restrictions” in our 2005 Annual Report on Form 20-F for a description of these disclosure requirements applicable to shares of common stock and the consequences of noncompliance as of the date of this prospectus supplement. The depositary has agreed, subject to the terms and conditions of the deposit agreement, to comply with our instructions as to such requirements.

Deposit and Withdrawal of Common Stock

The depositary will execute and deliver to, or upon the written order of, the persons specified in a written order of the depositor, an ADR or ADRs registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit, subject to the terms of the deposit agreement and upon the:

•	deposit with the custodian of the required number of shares of common stock accompanied by any appropriate instrument of transfer or endorsement in the form satisfactory to the custodian;

•	delivery of such certifications and payments as may be required by the custodian or the depositary;

•	payment of the required fees, charges and taxes; and

•	if required by the depositary and as applicable, the delivery to the depositary of an agreement or instrument providing full transfer to the custodian or its nominee of any dividend or right to subscribe shares or to receive other property or the proxy or proxies entitling the custodian to vote on the shares.

The execution and delivery of the ADRs will take place at any of the depositary’s designated transfer offices.

The depositary will not accept for deposit any shares of common stock unless it receives evidence of necessary regulatory approvals, if any.

The depositary may issue ADRs against rights to receive shares from us, any of our agents or a central clearing agency approved in writing by us. The depositary may issue ADRs against other rights to receive shares only if:

•	such other rights are fully collateralized (marked-to-market daily) with cash or U.S. government securities until such shares of common stock are deposited;

•	each applicant for such ADRs represents in writing that it owns such shares, has assigned all beneficial right, title and interest in such shares to the depositary and will hold such shares for the account of the depositary until delivery of the shares following the depositary’s request;

•	such transaction may be terminated by the depositary on no more than five business days’ notice; and

•	all ADRs issued against rights to receive shares represent no more than 20.0% of the shares actually deposited. The depositary may retain any compensation received by it in connection with these transactions, including without limitation, earnings on such collateral.

Notwithstanding any other provisions of the deposit agreement or the ADR to the contrary, holders of ADRs are entitled to withdraw the deposited shares at any time, subject only to:

•	temporary delays caused by closing the transfer books of the depositary or us;

•	temporary delays caused by the deposit of shares of common stock in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares.

ADR holders are entitled to receive from the custodian’s office in Chile, after they surrender ADRs at the depositary’s office and pay any fees, governmental charges and taxes provided in the deposit agreement:

•	the deposited shares;

•	any other property that the surrendered ADRs evidence the right to receive; and

•	a certificate from the custodian stating that the applicable deposited shares are being transferred to the person or persons specified by the surrendering holder and that the depositary waives in favor of such person the right of access to the formal exchange market relating to such withdrawn shares.

At its discretion, the depositary may deliver the property that the ADR holders surrendering ADRs have the right to receive (other than the certificates representing the shares) at its office. At the request, risk and expense of the ADR holder surrendering ADRs, deposited shares and other proper documents of title may be forwarded from our office in Chile to the depositary’s office for delivery to the surrendering holders. In the event the depositary determines that there is a reasonable possibility that a tax would be imposed upon the withdrawal of shares in exchange for surrendered ADRs, it may require that the withdrawing investor provide satisfactory security to it in an amount sufficient to cover the estimated amount of the tax.

Dividends, Other Distributions and Rights

The depositary is required to convert promptly into dollars and transfer to the United States all cash dividends and other cash distributions denominated in Chilean pesos (or any other currency other than dollars) that it receives in respect of the deposited shares, to the extent that it can do so on a reasonable basis and subject to Chilean law and the Foreign Investment Contract. The depositary is also required to distribute the amount received in dollars to the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed by the depositary will be reduced by any amounts to be withheld by us, the depositary or by us acting as custodian, including amounts on account of any applicable taxes and certain other expenses. For further information regarding applicable taxes, see “Taxation.”

If the depositary determines that in its judgment any currency other than dollars received by it cannot be converted on a reasonable basis and transferred, or if the Foreign Investment Contract shall cease to be in effect or the rights of the depositary thereunder shall be restricted or suspended, the depositary, may after consultation with us, distribute such foreign currency received by it or hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

If we declare a dividend in or free distribution of additional shares, the depositary may (with our approval) and shall (if we so request), distribute to the ADR holders (in proportion to the number of ADSs evidenced by their respective ADRs) additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of common stock received in such dividend or free distribution. Instead of delivering ADRs of fractional ADSs, the depositary will sell the amount of shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs in accordance with the deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional shares distributed.

If we offer (or cause to be offered) to the holders of shares any rights to subscribe for additional shares of common stock or any rights of any other nature, the depositary shall, after consultation with us, have discretion:

•	as to the procedure followed to make such rights available to ADR holders;

•	in disposing of such rights for the benefit of such owners and making the net proceeds available in dollars to holders; or

•	if the depositary may not make such rights available or dispose of such rights and make the proceeds available, allowing the rights to lapse unexercised (without incurring liability to any person as a consequence thereof);

provided that the depositary will, at our request, either:

•	if it determines that it is lawful and feasible to do so, make such rights available to ADR holders by means of warrants or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holder; or

•	sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the net proceeds of such sales for the account of the owners of ADRs otherwise entitled upon an averaged or other practicable basis without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of an ADR or ADRs or otherwise.

Conversion of such net proceeds from pesos to dollars is subject to the terms and conditions of the Foreign Investment Contract, including presentation to the Central Bank of a request for access to the Formal Exchange Market.

In this regard, we may, in our sole discretion, decide not to register the securities to which such rights relate under the Securities Act where such registration may be required in connection with the offer or sale of such securities. In this case, ADR holders would not be permitted to purchase such securities or otherwise exercise such rights and the depositary would, to the extent possible, dispose of such rights for the account of such holders as provided above. Such a disposal or rights may reduce the equity interest that ADR holders have in us.

If the depositary determines that any distribution of property other than cash (including shares of common stock or rights to subscribe therefor) is subject to any tax or governmental charge that it is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as it deems necessary and practicable to pay such taxes or governmental charges. The depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the ADR holders.

Upon any split, consolidation, cancellation or any other reclassification of shares of common stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, or to which we are a party, any securities that shall be received by the depositary or the custodian in respect of shares shall be treated as newly deposited shares under the deposit agreement, and ADSs shall from then on represent the right to receive the securities so received, except when (1) additional ADRs (as in the case of a stock dividend), or (2) the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any distribution is being made upon deposited shares of common stock, or whenever the depositary shall receive notice of any meeting of holders of shares or whenever the depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation or any consent or any other matter, the depositary will fix, by notice to ADR holders and to us, a record date (which, to the extent practicable, shall be the same as the corresponding record date set by us or otherwise shall be the earliest practicable day thereafter) for the determination of the ADR holders who are entitled to receive such dividend, distribution or rights, or net proceeds of the sale thereof, to exercise the rights of ADR holders with respect to such changed number of shares, or to give instructions for the exercise of voting rights, if any, at any such meeting, subject to the provisions of the deposit agreement.

Voting of the Underlying Deposited Securities

When the depositary receives any notice of a meeting of holders of common stock, it will mail to all ADR holders a notice containing:

•	the information included in such notice received by it;

•	a statement that each holder as of a specified record date will be entitled, subject to Chilean law and the provisions of or governing the deposited shares, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited shares represented by ADSs evidenced by such holder’s ADRs; and

•	a statement as to the manner in which each such holder of ADRs may instruct the depositary to exercise any right to vote held by such holder.

See “Description of Shares of Our Common Stock—Meetings and Voting Rights.” The holders of ADRs at the close of business on the date specified by the depositary are entitled, subject to any applicable provisions of Chilean law, our bylaws or the shares, to instruct the depositary how to exercise the voting rights, if any, pertaining to the shares represented by their ADSs. The depositary will endeavor, insofar as practicable and permitted under Chilean law and the shares, to vote the shares so represented in accordance with any such written instructions of holders of ADRs. The depositary may not itself exercise any voting discretion over any shares. If the depositary does not receive instructions from a holder of ADRs, the depositary shall deem such holder to have instructed it to give discretionary proxy to a person designated by us to vote the underlying shares.

Reports and Notices

The depositary will mail ADR holders any reports and communications received from us that are made generally available to holders of shares of common stock. The depositary will also send to ADR holders copies or summaries of such reports when furnished by us.

On or before the first date notice is given by us, by publication or otherwise, of any meeting or adjournment of a meeting of shareholders or of the taking of any action by shareholders other than at a meeting, or the making of any distribution on or offering of rights in respect of the deposited shares, we will send the depositary a copy, of the notice in the form given or to be given to holders of shares. The depositary will arrange for the mailing to all ADR holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of shares it receives.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the deposit agreement may at any time be amended by agreement between us and the depositary. Any amendment that imposes or increases any fees or charges (other than the fees of the depositary for the execution and delivery or the cancellation of ADRs and taxes and other governmental charges), or that otherwise prejudices any substantial existing right of ADR holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended. Except in order to comply with mandatory provisions of applicable law, in no event may any amendment impair the right of any ADR holder to surrender his ADR and receive therefor the shares and other property represented by it.

Whenever so directed by us, the depositary will terminate the deposit agreement by mailing notice of such termination to the holders of all ADRs at least 30 days prior to the date fixed in such notice for termination. The depositary may likewise terminate the deposit agreement at any time 90 days after it has delivered to us a notice of its election to resign, provided that a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

If any ADRs remain outstanding after the date of termination, the depositary will:

•	discontinue the registration of transfer of ADRs;

•	suspend the distribution of dividends to the holders thereof; and

•	not give any further notices or perform any further acts under the deposit agreement, except

•	the collection of dividends and other distributions pertaining to the shares of common stock and any other property represented by such ADRs;

•	the sale of rights as provided in the deposit agreement; and

•	the delivery of shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

As soon as practicable after the one year anniversary of any date of termination, the depositary shall sell the shares and any other property represented by any ADRs that have not been surrendered and hold the net proceeds in a segregated account, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of ADR holders that have not surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations to us, except for certain indemnification and accounting obligations. Upon termination of the deposit agreement, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

The depositary will charge anyone to whom ADRs are delivered and anyone who surrenders ADRs $5.00 per 100 ADSs (or portion thereof) so issued or surrendered.

We will pay certain other charges of the depositary under the deposit agreement, except for:

•	taxes and other governmental charges (which are payable by ADR holders and persons depositing shares);

•	any applicable share transfer or registration fees on deposit or withdrawal of shares (which are also payable by such holders and persons);

•	any applicable fees in connection with the execution, delivery, transfer or surrender of, or distributions on, ADRs (which are also payable by such holders and persons);

•	such cable, telex, facsimile transmission and delivery charges and such expenses as are expressly provided to be at the expense of such holders and persons; and

•	expenses that are paid or incurred by the depositary in connection with the conversion into dollars, pursuant to the deposit agreement, or any other currency received by the depositary in respect of the shares held on deposit (which are reimbursable to the depositary out of such dollars).

Liability of Holders for Taxes or Other Charges

Any tax or other governmental charge or expense (including, without limitation, any Chilean tax on a gain realized or deemed to be realized, upon the withdrawal or sale of shares of common stock or other property held by the custodian or depository in respect of such shares) payable by the custodian, the depositary or its nominee as the registered holder of any deposited shares represented by ADSs evidenced by any ADR shall be payable by the holder of such ADR to the depositary. The depositary may refuse to effect registration of transfer and withdrawal of shares underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder thereof any part or all of the deposited shares underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge or expense, the holder of such ADR remaining liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, at any time and from time to time, when deemed expedient by it in connection with the performance of its duties or at our request. The depositary or the custodian may require payment from the person presenting an ADR or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge, and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the holders of ADRs as a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or transfer and withdrawal of shares of common stock.

The depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, shares until it has received such proof of citizenship, residence, exchange control approval, payment of all applicable Chilean taxes or other governmental charges, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require by written request to the depositary. The execution and delivery or transfer of ADRs generally may be suspended during any period when our transfer books or the transfer books of the depositary are closed or if deemed necessary or advisable by us or the depositary. ADR holders may inspect the transfer books of the depositary at any reasonable time, provided that such inspection shall not be for the purpose of communicating with other holders of the ADRs in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

General

Neither we nor the depositary will be liable to the holders of ADRs if prevented or delayed in performing their obligations under the deposit agreement by any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of its obligation under the Foreign Investment Contract), or by reason of any provision, present or future, of the Foreign Investment Contract, or by reason of any act of God, war or circumstances beyond their control or in the case of the depositary, any provision of our bylaws or of the securities deposited. Our obligations and those of the depositary are expressly limited to performing their respective duties specified therein without negligence or bad faith.

So long as any ADRs or ADSs are listed on one or more stock exchanges, the depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirements of such exchanges. Such registrars or co-registrars shall, upon our request, and may, with our approval, be removed and a substitute or substitutes appointed by the depositary. The depositary will periodically furnish the Chilean Superintendency of Banks with the list of the registered holders of ADRs and a list of all beneficial owners who do not object to the disclosure of this information.

ADS holders are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and to the regulations of the Chilean Superintendency of Banks relating to the disclosure of interests in the shares of common stock. Any ADS holder who has or comes to have a directly or indirectly, an interest of 5.0% (or such other percentage as may be prescribed by law or regulation) or more of our outstanding shares must:

•	under the Exchange Act, within 10 days after acquiring such interest and thereafter upon certain changes in such interests, notify us as required by such rules and regulations; and

•	under regulations of the Chilean Superintendency of Banks, within 15 days after acquiring such interest, send to us a notarized declaration as to the number of shares and ADSs beneficially owned by it and commit to report to us any subsequent acquisitions of shares or ADSs.

In addition, ADR holders are subject to the reporting requirements contained in Articles 12 and 54 and Titles XV and XXV of the Chilean Securities Market Law and Article 16 bis of the General Banking Law and the ownership limitations of Articles 35 bis and 36 of the General Banking Law (which provisions may apply when a holder beneficially owns or intends to purchase 10.0% or more of our shares or has the intention of taking control of us).

ADS holders who beneficially own more than 1.0% of the shares of common stock are also subject to the presumption created by Article 84 No. 2 of the General Banking Law that such owners are related parties to the Bank, and are thus subject to certain restrictions on the amounts and terms of loans made by banks to related parties.

Valuation of Underlying Shares for Chilean Law Purposes

For all purposes of valuation under Chilean law, the acquisition value of the shares of common stock delivered to any holder upon surrender of ADRs shall be the highest reported sale price of the shares on the Santiago Stock Exchange on the day during which the transfer of the shares is recorded under the name of such holder. In the event that no such sale price is reported by such Exchange during that day, the value shall be deemed to be the highest trade price on the day during which the last trade took place. However, if 30 or more days have elapsed since the last trade, such value shall be adjusted in accordance with the variation of the Chilean consumer price index during the period since such last trade date.

TAXATION

The following discussion summarizes certain material Chilean tax and United States federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of the ADSs to be offered. The summary does not purport to be a comprehensive description of all potential Chilean tax and United States federal income tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

Prospective purchasers of the ADSs should consult their own tax advisors as to the Chilean, United States or other tax consequences of the purchase, ownership and disposition of the ADSs, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

Material Tax Consequences of Owning Shares of Our Common Stock or ADSs

Chilean Taxation

The following is a summary of certain Chilean tax consequences of the ownership of shares of Santander-Chile’s common stock or of ADSs evidenced by ADRs by Foreign Holders (as defined herein). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of whom may be subject to special rules. Holders of shares or ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or of ADSs evidenced by ADRs.

The description of Chilean tax laws set forth below is based on Chilean laws in force as of the date of this prospectus supplement and is subject to any changes in such laws occurring after the date of this prospectus supplement. These changes can be made on a retroactive basis.

For purposes of this summary, the term “Foreign Holder” means either (1) in the case of an individual, a person who is not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) an individual is domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile); or (2) in the case of a legal entity, a legal entity that is not domiciled in Chile, unless the Notes are assigned to a branch or a permanent establishment of such entity in Chile.

Taxation of Dividends

Cash dividends paid by Santander-Chile with respect to shares of its common stock which are held by a Foreign Holder, including shares represented by ADSs, will be subject to a 35% Chilean withholding tax, which is withheld and paid over by Santander-Chile (the “Withholding Tax”). If Santander-Chile has paid corporate income tax (the “First Category Tax”) on the income from which the dividend is paid, a credit for the First Category Tax effectively reduces the rate of Withholding Tax. When a credit is available, the Withholding Tax is computed by applying the 35% rate to the pre tax amount needed to fund the dividend and then subtracting from the tentative withholding tax so determined the amount of First Category Tax actually paid on the pre tax income. For purposes of determining the rate at which First Category Tax was paid, dividends are treated as paid from Santander-Chile’s oldest retained earnings.

The effective rate of Withholding Tax to be imposed on dividends paid by Santander-Chile will vary depending upon the amount of First Category Tax paid by Santander-Chile on the earnings underlying the dividends. The statutory rate for the First Category Tax attributed to earnings generated during the fiscal year 2004 and onwards is 17.0%.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	US$	100
First Category Tax (17% of US$100)		(17)

Net proceeds available		83
Dividend payment		83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)		(35)
First Category Tax credit		17
Net dividend received		65
Payable Withholding Tax	US$	(18)

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distributions of preemptive rights relating to shares of common stock will not be subject to Chilean taxation.

Taxation of Capital Gains

Gain realized on the sale, exchange or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law, as amended by Law No. 19,601, dated January 18, 1999. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a Foreign Holder will be subject to both the First Category Tax and the Chilean withholding tax (the former being creditable against the latter) if (1) the Foreign Holder has held such shares of common stock for less than one year since exchanging ADSs for the shares of common stock, (2) the Foreign Holder acquired and disposed of the shares of common stock in the ordinary course of its business or as a regular trader of stock or (3) the sale is made to a company in which the Foreign Holder holds an interest. In all other cases, gain on the disposition of shares of common stock will be subject only to the First Category Tax levied as a sole tax. The sale of shares of common stock by a Foreign Holder to an individual or entity resident or domiciled in Chile is subject to a provisional withholding. Such a provisional withholding will be equal to (i) 5% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, as a sole tax, unless the gain subject to taxation can be determined, case in which the withholding is equal to 17% on the gain, or (ii) 20% of the amount, without any deduction, paid to, credited to, account for, put at the disposal of, or corresponding to, the Foreign Holder if the transaction is subject to the First Category Tax, and the Chilean withholding tax, with a credit of the First Category Tax already paid. For income tax purposes, the capital gain shall be the difference between the sales price and the acquisition cost of the stock. The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

In the case where the sale of the shares is made on a day that is different than the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. On October 1, 1999, the Chilean Internal Revenue Service issued Ruling No. 3708 whereby it allowed Chilean issuers of ADSs to amend the deposit agreements to which they are parties in order to include a clause that states that, in the case that the exchanged shares are sold by the ADSs’ holders in a Chilean Stock Exchange, either on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within the two prior business days to such date, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction. Consequently, because we have included this clause in the form of American depositary receipts attached to the deposit agreement, the capital gain that may be generated if the shares received in exchange for ADSs were sold within 2 days prior to the date on which the exchange is recorded, will not be subject to taxation.

The distribution and exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Cash amounts received in exchange for the shares or assignment of preemptive rights relating to the shares will be subject to both the First Category Tax and the Chilean withholding tax (the former being creditable against the latter to the extent described above).

In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. Our stock is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes

No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of shares of Santander-Chile’s common stock by a Foreign Holder. No Chilean stamp, issue, registration or similar taxes or duties apply to Foreign Holders of shares or ADSs.

Withholding Tax Certificates

Upon request, Santander-Chile will provide to foreign holders appropriate documentation evidencing the payment of Chilean withholding taxes.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of the Depositary and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described above). Owners of the ADSs will not be charged any dividend remittance fees by the Depositary with respect to cash or stock dividends.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares or ADSs in your particular circumstances.

The discussion below applies to you only if you are a beneficial owner of shares or ADSs and are for U.S. federal tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

Taxation of Distributions

Distributions paid on ADSs or shares, other than certain pro rata distributions of common shares or rights, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by noncorporate holders of ADSs or shares may be subject to U.S. federal income tax at a maximum rate of 15%. You should consult your own tax advisers regarding applicability of this maximum rate in your particular circumstances. The amount of the dividend will include any amounts withheld by us or our paying agent in respect of Chilean taxes at the effective rate as described above under “ — Chilean Taxation.” The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Chilean pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Chilean taxes withheld from cash dividends on shares or ADSs at the withholding tax rate, reduced in respect of any First Category Tax, as described above under “ —Chilean Taxation,” generally will be creditable against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs generally will be capital gain or loss, and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, you may not be able to utilize a credit for Chilean withholding taxes imposed on gain from shares or ADSs. You should consult your own tax advisers regarding the availability of foreign tax credits upon the sale or other disposition of your shares or ADSs.

Passive Foreign Investment Company Rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we believe that we were not a “Passive Foreign Investment Company” (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2005 and we do not anticipate becoming a PFIC thereafter. However, since the regulations may not be finalized in their current form and PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse tax consequences could apply to you.

If we are treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ADS or share would generally be allocated ratably over your holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or shares in excess of 125 percent of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to you that may help mitigate the adverse tax consequences. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate shareholders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 5, 2006, the selling shareholder has agreed to sell to Credit Suisse Securities (USA) LLC 11,404,498 ADSs, each ADS representing 1,039 shares of common stock.

The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling shareholder has granted to the underwriter a 30-day option to purchase up to 1,710,674 additional ADSs, each ADS representing 1,039 shares of common stock, from the selling shareholder at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriter proposes to offer the shares of common stock in the form of ADSs initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of US$0.5520 per ADS. After the initial public offering the underwriter may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses the selling shareholder will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting discounts and commissions paid by selling shareholder	US$1.38	US$1.38	US$15,738,207.24	US$18,098,937.36

Expenses payable by the selling shareholder	US$0.1271	US$0.1106	US$1,450,000.00	US$1,450,000.00

We and the selling shareholder have agreed that, other than in connection with proprietary trading and trading on behalf of customers, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter for a period of 90 days after the date of this prospectus supplement.

We and the selling shareholder have agreed to indemnify the underwriter against certain liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

The ADSs are listed on the New York Stock Exchange under the symbol “SAN.”

We estimate that the expenses for this offering will be approximately US$1,450,000, which includes approximately US$600,000 for legal costs, US$600,000 for accounting costs, US$65,000 for SEC registration fees, US$80,000 for printing costs and US$105,000 for road show and other miscellaneous expenses. The selling shareholder has agreed to pay these expenses.

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or ADSs or preventing or retarding a decline in the market price of the common stock or ADSs. As a result the price of our common stock and ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriter or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectus supplements electronically. The underwriter may agree to allocate a number of shares or ADSs to itself and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

Certain legal matters as to New York law and U.S. federal law will be passed upon for Santander-Chile and the selling shareholder by Davis Polk & Wardwell, New York, New York, and for the underwriter by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain legal matters as to Chilean law will be passed upon for Santander-Chile and the selling shareholder by Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva, and for the underwriter by Claro y Cia. Davis Polk & Wardwell will rely, without investigation, upon Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva as to all matters governed by Chilean law. Cleary Gottlieb Steen & Hamilton LLP will rely, without investigation, upon Claro y Cia. as to all matters governed by Chilean law. Claro y Cia. will rely, without investigation, upon Cleary Gottlieb Steen & Hamilton LLP as to all matters governed by New York Law and U.S. federal law.

PROSPECTUS

Debt Securities

Shares of Common Stock

This prospectus relates to the proposed offering and sale by us of our debt securities and the proposed offering and sale by us or any selling shareholder identified in a prospectus supplement of shares of our common stock, including shares represented by ADSs. Information on the selling shareholders and the times and manner in which they may offer and sell shares of common stock and ADSs, and the times and manner in which we may offer and sell our shares, including shares represented by ADSs, and debt securities, is described under the sections entitled “Selling Shareholders” and “Plan of Distribution” in this prospectus as well as in the prospectus supplement related to any such offering.

Our shares of common stock are listed on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges. Our ADSs are listed on the New York Stock Exchange under the symbol “SAN.” On November 24, 2006, the last reported sale price of our shares on the Chilean Stock Exchanges was Ch$26.00 per share, and the last reported sale price of our ADSs on the New York Stock Exchange was US$49.28 per ADS.

When we or selling shareholders offer securities, we will provide you with a prospectus supplement describing the terms of the specific issues of securities, including the offering price of the securities. You should read this prospectus and the related prospectus supplement carefully before you invest. We or any selling shareholders may offer and sell the securities directly to purchasers, through underwriters, dealers or agents, including any of our affiliates, or through any combination of these methods, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus.

Investing in our securities involves risks. See the risk factors contained in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 27, 2006

As used in this prospectus, “Santander-Chile,” “the Bank,” “we,” “our” and “us” mean Banco Santander-Chile, the bank resulting from the merger of Santiago and Old Santander-Chile, and its consolidated subsidiaries.

When we refer to “Santiago” in this prospectus, we refer to Banco Santiago and its consolidated subsidiaries prior to its merger with Old Santander-Chile. When we refer to “Old Santander-Chile” in this prospectus, we refer to the former Banco Santander-Chile, which ceased to exist upon its merger into Santiago, effected on August 1, 2002, and its consolidated subsidiaries.

i

THE COMPANY

Banco Santander-Chile

We are the largest bank in Chile in terms of total assets, total deposits, loans and shareholders’ equity. At June 30, 2006, we had total assets of Ch$15,206,926 million (US$27,785 million), loans net of allowances outstanding of Ch$11,005,488 million (US$20,108 million), deposits of Ch$6,645,164 million (US$12,142 million) and shareholders’ equity of Ch$1,084,985 million (US$1,982 million). At June 30, 2006, we employed 7,782 people and had the largest private branch network in Chile with 367 branches. Our headquarters are located in Santiago, and we operate in every region of Chile.

We provide a broad range of commercial and retail banking services to our customers. Among the products we offer are Chilean peso and foreign currency-denominated loans to finance a variety of commercial transactions, trade financing, foreign currency forward contracts, credit lines, financial advisory services and a variety of retail banking services, including consumer and mortgage financing. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

We were formed on August 1, 2002 by the merger of Santiago and Old Santander-Chile, both of which were subsidiaries of our controlling shareholder, Banco Santander Central Hispano, S.A. Banco Santander Central Hispano, S.A. is one of the largest financial groups in Latin America in terms of total assets measured on a region-wide basis, and one of the ten largest banks in the world in terms of market capitalization. At June 30, 2006, Banco Santander Central Hispano, S.A. owned, directly and indirectly, 83.96% of our outstanding shares.

American Depositary Shares representing our common shares have been listed on the New York Stock Exchange since January 1997 under the symbol “SAN.”

Our principal executive offices are located at Bandera 140, Santiago, Chile (our telephone number is 011-562-320-2000 and our website is www.santandersantiago.cl). However, the information on our website is not a part of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits.

You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Available Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

AVAILABLE INFORMATION

We file annual reports on Form 20-F with, and furnish other reports and information on Form 6-K to, the Securities and Exchange Commission, or the SEC. You may also read and copy any document we file or furnish at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Our filings with the SEC are also available through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., or the NYSE, at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We have filed a registration statement on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act, with the SEC covering the securities. For further information about us and our securities, you should review our registration statement and its exhibits.

The SEC allows us to “incorporate by reference” the information we file with it, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

We incorporate by reference the following documents or information which we filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 20-F for the year ended December 31, 2005, filed on April 14, 2006, which we refer to as our “2005 Annual Report”;

•	our current report on Form 6-K filed on November 27, 2006 (relating to our unaudited results of operations and financial condition at and for the six-month period ended June 30, 2006 and 2005), which we refer to as our “2006 Interim Report”;

•	our current report on Form 6-K filed on November 8, 2006 (relating to our unaudited results of operations and financial condition at and for the three months and nine months ended September 30, 2006 and 2005); and

•	our current report on Form 6-K filed on November 22, 2006 (relating to the new collective bargaining agreement we have entered into).

All annual reports we file with the SEC pursuant to the Securities Exchange Act of 1934 on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Banco Santander-Chile, Attention: Investor Relations, Bandera 140, Santiago, Chile, telephone: 011-562-320-2000.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is prohibited. You should assume that the information appearing in this prospectus, as well as information we previously filed with, or furnished to, the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward looking statements is contained under “Cautionary Statement Concerning Forward-Looking Statements” in our 2005 Annual Report and 2006 Interim Report, which is incorporated in this prospectus by reference (and will be contained in any of our annual reports for a subsequent year that are so incorporated). See “Available Information” above for information about how to obtain a copy of our 2005 Annual Report and 2006 Interim Report.

In light of the factors described in our 2005 Annual Report and 2006 Interim Report and the other factors described in this prospectus, the forward-looking events might not occur at all or may occur differently than as described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

USE OF PROCEEDS

Except as may be described in the applicable prospectus supplement, we will apply the net proceeds from any sales of the securities offered under this prospectus and any prospectus supplement to general corporate purposes, including to strengthen our capital ratios and fund our lending activities.

We will not receive any of the proceeds for the shares of our common stock or ADSs to be sold by any selling shareholder. Such proceeds will be received by such selling shareholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2005 and for the six-month period ended June 30, 2005 and 2006. For the purpose of computing the ratios of earnings to fixed charges, earnings consist of earnings before income tax and fixed charges. Fixed charges consist of gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rental expense.

	For the year ended December 31,					For the six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Chilean GAAP	1.35	1.36	1.81	1.77	1.65	1.82	1.67
US GAAP	1.36	1.37	1.83	1.87	1.71	1.88	1.73

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities and shares of common stock that may be offered under this prospectus.

SELLING SHAREHOLDERS

Any selling shareholder may from time to time offer our shares of common stock, including shares represented by ADS, for resale. We are registering these shares in order to permit the selling shareholders to publicly offer these shares for resale from time to time. Any of the selling shareholders may sell all, some or none of the shares or ADSs covered by this prospectus.

Information regarding any selling shareholder, the number of the shares being offered by the selling shareholder, and the change of its ownership percentage resulting from sale of such offered shares will be provided in the applicable prospectus supplement relating to that offer.

PLAN OF DISTRIBUTION

We may sell the securities from time to time, and any selling shareholder may sell shares, including shares represented by ADSs, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing securityholders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We and/or any selling shareholder may solicit offers to purchase the securities directly from the public from time to time. We and/or any selling shareholder may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we and/or any selling shareholder may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we and/or any selling shareholder may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We and/or any selling shareholder may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we and/or any selling shareholders sell securities to underwriters, we and/or any selling shareholders will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us and/or any selling shareholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we and/or any selling shareholder pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and/or any selling shareholder, to indemnification by us and/or any selling shareholder against civil liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Santander-Chile and its subsidiaries.

In addition, we expect to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

Santander Investment Securities, Inc., or any other affiliate of Santander-Chile, may participate as an underwriter in distribution of securities issued pursuant to this prospectus. Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when an NASD member, such as Santander Investment Securities, Inc., distributes an affiliated company’s securities. Santander Investment Securities, Inc. has advised Santander-Chile that any offering in which Santander Investment Securities, Inc. acts as an underwriter will comply with the applicable requirements of Rule 2720.

Should Santander Investment Securities, Inc. or any other affiliate of Santander-Chile participate in the distribution of securities issued pursuant to this prospectus, the underwriters will not confirm initial sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

If so indicated in the applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Market-Making Resales by Affiliates

This prospectus may be used by Santander Investment Securities, Inc. in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, Santander Investment Securities, Inc. may resell a security it acquires from other holders, after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, Santander Investment Securities, Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which it acts as principal, or as agent for both counterparties in a transaction in which it does not act as principal. Santander Investment

Securities, Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other of our affiliates may also engage in transactions of this kind and may use this prospectus for this purpose.

We do not expect to receive, directly, any proceeds from market-making transactions. We do not expect that Santander Investment Securities, Inc. or any other affiliate that engages in these transactions will pay, directly, any proceeds from its market-making resales to us.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless you are informed in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

Matters Relating to Initial Offering

Each series of debt securities will be a new issue, and there will be no established trading market for any debt security prior to its original issue date. We may not list any particular series of debt securities on a securities exchange or quotation system. Any underwriters to whom we sell securities for public offering may also make a market in those securities. However, none of the underwriters that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for any of the securities.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

VALIDITY OF THE SECURITIES

The validity of the securities will be passed on for us by Davis Polk & Wardwell, New York, New York, our U.S. counsel. Certain legal matters governed by Chilean law will be passed upon for us by Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva Abogados for Santander-Chile. Davis Polk & Wardwell will rely, without investigation, upon Yrarrázaval, Ruiz-Tagle, Goldenberg, Lagos & Silva Abogados as to all matters governed by Chilean law.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Bank’s Annual Report on Form 20-F as of and for the year ended December 31, 2005 have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and contains an explanatory paragraph referring to the translation of Chilean peso amounts into U.S. dollar amounts and an explanatory paragraph regarding the reconciliation of Chilean GAAP to U.S. GAAP for net income and shareholders’ equity and the application thereof) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Audited Consolidated Financial Statements of the Bank as of December 31, 2004 and for the years ended December 31, 2004 and 2003 incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited interim financial information for the six-month periods ended June 30, 2006 and 2005 which is incorporated herein by reference, Deloitte & Touche Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Bank’s Form 6-K dated November 27, 2006 for the six-month periods ended June 30, 2006 and June 30, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche Sociedad de Auditores y Consultores Ltda. are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

NOTICES

All notices will be deemed to have been given upon the mailing by first class mail, postage prepaid, of those notices to holders of securities at their registered addresses as recorded in the register of holders of such securities.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Chilean corporation. None of our directors are residents of the United States, and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of these individuals are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process outside Chile upon us or such persons; or

•	bring an original action against us or our directors and executive officers in the United States or Chile to enforce liabilities based upon the U.S. federal securities laws.

It may also be difficult for you to enforce in Chilean courts judgments obtained in U.S. court against us or our directors and executive officers or other persons named in the registration statement, of which this information statement and prospectus is a part, based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of U.S. courts does not require retrial in Chile. If an action is started before Chilean courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Chilean courts may enter and enforce judgments in foreign countries.

PROSPECTUS

November 27, 2006